================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   for the fiscal year ended December 31, 2002
                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        for the transition period from     to


                         Commission File number: 1-13207

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Nokia Retirement Savings and Investment Plan
          Nokia Holding, Inc.
          6000 Connection Drive
          Irving, Texas 75039

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

           Nokia Corporation
           Keilalahdentie 4, P.O. Box 226
           FIN-00045 NOKIA GROUP
           Espoo, Finland



================================================================================

                  Nokia Retirement Savings and Investment Plan



                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Report of Independent Accountants                                             5

Financial Statements as of December 31, 2002 and 2001
for the years then ended                                                      6

Signature Page                                                               16

Index To Exhibits                                                            17

Consent of Independent Auditors                                              19

Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002.                               20

Nokia Retirement Savings and
Investment Plan (as amended
and restated 2001)
Report on Audit of Financial Statements
As of December 31, 2002 and 2001 and
For the year ended December 31, 2002

Nokia Retirement Savings and Investment Plan
(as amended and restated 2001)
Contents





                                                                         Page(s)
                                                                         -------

Report of Independent Auditors                                                 1

Financial Statements

Statements of Net Assets Available for Benefits at
  December 31, 2002 and 2001                                                   2

Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 2002                                         3

Notes to Financial Statements                                                  4


Supplemental Schedule

Schedule of Assets Held at End of Year                                         9

Report of Independent Auditors


To the Participants and Administrator
 Nokia Retirement Savings and Investment Plan (As Amended and Restated 2001)


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Nokia Retirement Savings and Investment Plan (as Amended and Restated
2001) (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
June 27, 2003

Nokia Retirement Savings and Investment Plan
(as amended and restated 2001)
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001


                                                     2002            2001
Assets
Investments, at fair value                      $ 220,412,480   $ 230,080,168
Participant loans                                  10,978,039       9,452,976
                                                --------------  --------------
                                                  231,390,519     239,533,144


Receivables
 Employer contributions                            10,107,335      10,013,828
 Participant contributions                            980,507         830,723
                                                   11,087,842      10,844,551
                                                --------------  --------------


Liabilities
Accrued expenses                                       61,597          62,026
                                                --------------  --------------
Net assets available for benefits               $ 242,416,764   $ 250,315,669
                                                --------------  --------------




   The accompanying notes are an integral part of these financial statements.

Nokia Retirement Savings and Investment Plan
(as amended and restated 2001)
Statement of Changes in Net Assets Available for Benefits for the Year ended December 31, 2002


Additions to net assets attributed to
 Investment income
  Dividend and interest income                                  $  1,729,711

 Contributions:
  Employer                                                        36,061,867
  Participant                                                     35,622,792
  Rollovers                                                        1,093,002
                                                                -------------
                                                                  72,777,661
                                                                -------------

        Total additions                                           74,507,372
                                                                -------------

Deductions from net assets attributed to
 Net depreciation in fair value of investments                   (59,463,486)
 Benefit payments and withdrawals                                (21,830,025)
 Administrative expenses                                          (1,112,766)
                                                                -------------
        Total deductions                                         (82,406,277)

        Net decrease                                              (7,898,905)

Net assets available for benefits

        Beginning of year                                        250,315,669
                                                                -------------

        End of year                                             $242,416,764
                                                                -------------




   The accompanying notes are an integral part of these financial statements.

Nokia Retirement Savings and Investment Plan
(as amended and restated 2001)
Notes to Financial Statements


1.   Description of Plan

     The following description of the Nokia Retirement Savings and Investment Plan (as Amended and Restated 2001) (the "Plan") provides only general information. More complete information regarding items such as eligibility requirements, vesting and benefit provisions may be found in the summary plan description, which has been distributed to all Plan participants, and also in the Plan document, which is available to all Plan participants upon request.

     o The Plan is a defined contribution plan that covers eligible employees of Nokia Inc. (the "Company" or "Nokia"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     o The Plan administrator, Nokia, retains responsibility for oversight of the Plan and the Plan's day-to-day administration.

     o Effective January 1, 2001, the Plan was amended and restated. The amended and restated plan incorporated the following changes:

          - The name of the Plan was changed from Nokia Retirement Savings and Investment Plan to Nokia Retirement Savings and Investment Plan (As Amended and Restated 2001).

          - All previous approved amendments pertaining to acquisitions were incorporated.

          - Retirement contributions (discretionary contributions) are to follow the participant's investments elections at the time of contribution versus previously when 100% of the contribution was invested in the Nokia Stock Fund and was restricted for 24 months.

          - The specification of an "earnings year" for discrimination testing.

          -    The provision for an appeals process.

     o Employees are eligible to participate in the Plan after completing one hour of service and attaining age 18; however, individuals identified as interns and cooperatives in the payroll system are not eligible to participate in the Plan.

     o Participant contributions are matched by the Company at the rate of one dollar per dollar up to 6% of the participants' eligible earnings.

     o Each participant's account is credited with the participant's voluntary contributions, the Company's matching and discretionary contributions and Plan earnings.

     o Plan earnings are credited to a participant's account at the rate attributable to the participant's specific account balance on each day the New York Stock Exchange is open for business or any other day selected by the Plan's 401(k) committee.

     o Participants may determine their own investment mix in relation to their particular accounts. Participants have the following core investment options: Nokia Stock Fund, American Express Trust Income Fund III, PIMCo Total Return Fund, Dreyfus Emerging Leaders Fund, Invesco

Nokia Retirement Savings and Investment Plan
(as amended and restated 2001)
Notes to Financial Statements


          Total Return Fund, SSgA S&P 500 Index Fund, Templeton Foreign Fund as well as a mutual fund window comprised of approximately 45 various funds.

Nokia Retirement Savings and Investment Plan
(as amended and restated 2001)
Notes to Financial Statements


     o Participants are able to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance at market interest rates payable under various term lengths specified in the loan agreement.

     o    Participants vest in employer contributions as follows:

                                                                     Vested
     Number of Years of Service                                    Percentage
     -------------------------------                              ------------

     Less than 1 year                                                  0%
     1 full year                                                      25%
     2 full years                                                     50%
     3 full years                                                     75%
     4 or more full years                                            100%

     o Upon termination of employment for reasons other than disability or death, participants' benefits will be payable as follows (subject to spouses' rights, if any):

          - A participant who was a member of the Plan on December 31, 1988, and the value of whose vested account is more than $5,000, may elect to have benefits paid in a lump-sum payment or as an immediate or deferred annuity.

          - A participant who became a member of the Plan after December 31, 1988, and the value of whose vested account is more than $5,000, may elect to have benefits paid in a lump-sum payment or may choose to leave funds in the Plan up to age 70 1/2.

          - A participant who has a vested account balance of $5,000 or less will automatically be paid in a lump-sum payment.

          - Amounts of Company contributions forfeited by participants are maintained separately by the Plan to pay administration fees and certain investment charges. At December 31, 2002 and 2001, the Plan contained $96,025 and $296,024, respectively, as a result of participant forfeitures.

     o At December 31, 2002 and 2001, the Plan's participant balances included $241,482 and $19,709, respectively, which the participants elected to withdraw prior to year-end, but did not receive a distribution until after year-end.

2.   Plan Termination

     While it has not expressed any intent to do so, the Company may discontinue the Plan at any time subject to the provisions of ERISA. In the event of Plan termination participants will become 100% vested in their accounts.

Nokia Retirement Savings and Investment Plan
(as amended and restated 2001)
Notes to Financial Statements


3.   Summary of Significant Accounting Policies

     Basis of Presentation
     The financial statements of the Plan are presented on the accrual basis of accounting, except for benefits paid to participants, which are recorded when paid.

     Investment Valuation and Income Recognition
     Investments in securities are valued at quoted market prices on the last business day of the year. Investments in the Nokia Stock Fund are valued at the quoted market prices on the last business day of the year plus cash held in the fund, which approximates fair value. Participant loans are valued at cost, which approximates fair value.

     Purchases and sales of securities are reflected on a trade-date basis. Gain or loss on sales of securities is based on the first-in, first-out method. Dividend income is recorded on the ex-dividend date. Interest income is recognized on the accrual basis.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments. Gains and losses on disposition of assets are determined using historical average cost.

     Plan Expenses
     Expenses incurred by the Plan for audit fees, certain administration fees and certain investment charges are paid by the Plan. All other operating expenses of the Plan are paid by the Company.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4.   Investments

     Investments that individually represent 5% or more of the Plan's net assets, at fair value as of December 31, 2002 and 2001.

                                                      2002           2001
                                                --------------  --------------

     Nokia Stock Fund                           $  87,841,843   $ 124,995,482
     American Express Income Fund III              38,027,784      24,448,572
     American Express Growth Y Fund                         -      13,381,961
     Pimco Fund Total Return                       15,163,338               -

Nokia Retirement Savings and Investment Plan
(as amended and restated 2001)
Notes to Financial Statements


     During 2002, the Plan's investments (including investments bought, sold and held during the year) depreciated in value by $59,463,486 as follows:

     Nokia Stock Fund                                           $ (43,379,612)
     Mutual funds                                                 (16,083,874)
                                                                ---------------
                                                                $ (59,463,486)

5.   Tax Status

     The Internal Revenue Service has ruled, in a favorable determination letter dated November 22, 2002, that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     Participant contributions take the form of before-tax contributions and are deferred from federal income taxes. The Plan does not allow for voluntary after-tax contributions for employees working in the United States. Voluntary after-tax contributions are permitted with respect to those participants who are working outside the United States on temporary assignments.

6.   Concentration of Credit Risk

     Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan's investments and accounts receivable.

     At December 31, 2002, approximately 40% of the Plan's assets are invested in the Nokia Stock Fund.

7.   Related Party Transactions

     The Plan sold approximately $9,200,000 and $1,100,000 of the Nokia Stock Fund in 2002 and 2001, respectively. In addition, contributions used to purchase the Nokia Stock Fund by the Plan were approximately $17,400,000 and $33,200,000 in 2002 and 2001, respectively. The Nokia Stock Fund is comprised of Nokia American Depository Shares and cash. Shares of Nokia American Depository Shares were bought/sold in the open market at quoted fair market values at the date of purchase/sale.

                             SUPPLEMENTAL SCHEDULE

Nokia Retirement Savings and Investment Plan (As
Amended and Restated 2001)
Schedule H, Line 4i - Schedule of Assets Held at End of Year





        Identity of Issuer, Borrower, Lessor           Description of            Current
                  or Similar Party                       Investment               Value
--------------------------------------------------  -------------------      ---------------

AIM Blue Chip Fund                                      Mutual fund         $      321,206
American Balanced Fund                                  Mutual fund              2,067,847
American Century Value Investors Fund                   Mutual fund                435,998
American Century Income & Growth Investors Fund         Mutual fund                199,940
American EuroPacific Growth Fund                        Mutual fund                972,312
American Fundamental Investors                          Mutual fund                238,614
American Washington Mutual Fund                         Mutual fund                782,701
American Express Growth Y Fund                          Mutual fund              9,890,038
American Express Trust Income Fund III                  Mutual fund             38,027,784
American Express Growth Y Fund                          Mutual fund              4,542,280
Baron Asset Fund                                        Mutual fund              3,536,141
Baron Growth Fund                                       Mutual fund                670,255
Berger Small Cap Yalue Fund                             Mutual fund              1,050,190
Clearing account                                        Money market               220,239
Dreyfus Founders Balanced Fund                          Mutual fund              3,202,274
Dreyfus Founders Discovey Fund                          Mutual fund                406,321
Dreyfus Emerging Leaders Fund                           Mutual fund              5,478,322
Federated Growth Strategies Fund                        Mutual fund                 54,809
Federated Stock Fund                                    Mutual fund                138,096
Fidelity Diversified International Fund                 Mutual fund                711,514
Fidelity Dividend Growth Fund                           Mutual fund              1,664,300
Fidelity Value Fund                                     Mutual fund              1,169,789
Hewitt Service Trust Money Market Fund                  Money market                33,477
Kemper-Dremer High Return                               Mutual fund              1,015,736
Growth Fund of America                                  Mutual fund              1,243,372
Invesco Energy Fund                                     Mutual fund                595,111
Invesco Financial Services Fund                         Mutual fund                318,910
Invesco Health Sciences Fund                            Mutual fund                646,967
Invesco Realty Estate Opportunity Fund                  Mutual fund                430,001
Invesco Technology II Fund                              Mutual fund                685,845
Invesco Utilities Fund                                  Mutual fund                 75,238
Invesco Dynamics Fund                                   Mutual fund                379,448
Invesco Small Company Growth                            Mutual fund                170,807
Invesco Total Return Fund                               Mutual fund              8,041,075
Janus Balanced Fund                                     Mutual fund              1,169,492
Janus Fund                                              Mutual fund                797,474
Janus Overseas Fund                                     Mutual fund                467,620
Janus Twenty Fund                                       Mutual fund              1,006,550
Janus Worldwide Fund                                    Mutual fund                503,961

Nokia Retirement Savings and Investment Plan
(As Amended and Restated 2001)
Schedule H, Line 4i - Schedule of Assets Held at End of Year





        Identity of Issuer, Borrower, Lessor           Description of            Current
                  or Similar Party                       Investment               Value
--------------------------------------------------  -------------------      ---------------

MFS Capital Opportunities Fund                          Mutual fund                230,622
MFS Massachusetts Growth Investors Fund                 Mutual fund                418,815
MFS New Discovery Fund                                  Mutual fund                176,833
Nokia Stock Fund*                                       Stock fund              87,841,843
Neuberger Berman Genesis Fund                           Mutual fund              2,089,259
PIMCo Total Return Fund                                 Mutual fund             15,163,338
PIMCo Small Cap Value                                   Mutual fund                999,913
Putnam Europe Growth A Fund                             Mutual fund                 41,086
Scudder Latin America Fund                              Mutual fund                 70,390
Sound Shore Fund                                        Mutual fund                238,870
SSgA Emerging Markets A Fund                            Mutual fund                154,991
SSgA S&P 500 Index Fund                                 Mutual fund             11,140,885
SSgA Small Cap Fund                                     Mutual fund                 15,322
Templeton Foreign Fund                                  Mutual fund              8,351,613
Turner Small Cap Growth Fund                            Mutual fund                116,645

Participant loans                                 Interest rates varying        10,978,039
                                                  between 7% and 10%;
                                                  fully amortized payment
                                                  schedules                   -------------
                                                                              $231,390,519
                                                                              -------------
* Party in-interest

                                   SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   Nokia Retirement Savings and Investment Plan



Date:  June 30, 2003               By: /s/ Jose A. Martinez
                                       ------------------------------------
                                   Name:  Jose A. Martinez
                                   Title:   Plan Administrator

                                INDEX TO EXHIBITS



Exhibit No.   Exhibit                                              Page Number

23            Consent of PricewaterhouseCoopers LLP,                    19
              Independent Auditors.

99.1          Certification Pursuant to 18 U.S.C. Section 1350, as      20
              adopted pursuant to Section 906 of the
              Sarbanes-Oxley Act of 2002.